
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2010

Ms. Deborah A. Wensel
Senior Vice President and Chief Financial Officer and Treasurer,
Great Lakes Dredge & Dock Corporation
2122 York Road
Oakbrook, IL 60523

Re: **Great Lakes Dredge & Dock Corporation**
              Form 10-K for the fiscal year ended December 31, 2009
              Definitive Proxy Statement on Schedule 14A
              File No. 1-33225

Dear Ms. Wensel:

        We have reviewed your response to our comment letter dated August 3, 2010 and have the following comment.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 8. Financial Statements

21. Subsidiary Guarantors, page 84

We note your response to prior comment eight of our letter dated August 3, 2010. Based on the information you have provided, it does not appear to us that NASDI and Yankee meet the definition of "100% owned" as contemplated by Rule 3-10(h)(1) of Regulation S-X. It also does not appear to us that there is "financial unity" between the parent and these subsidiaries since the risks associated with an investment in the parent and these subsidiaries do not appear to be identical. As noted in Release 33-7878, the "100% owned" condition was adopted "because it assures investors in the guaranteed securities that there is no competing equity interest in the assets or revenues of the subsidiary". Please tell us how you intend to revise your filings to comply with Rule 3-10(a) of Regulation S-X.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief